Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

September 28, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject: Withdrawal of Nasdaq Certification

Division of Corporation Finance:

By letter dated September 8, 2021, we advised you that The Nasdaq Stock Market LLC (the "Exchange") had received Form 40-F 12(b) from Peak Fintech Group Inc. for registration of its Common Stock, no par value (the "Security"), and the Exchange had approved the Security for listing and registration upon official notice of issuance. The Security began trading on the Nasdaq Capital Market on September 9, 2021.

Since then, we have been advised that the Division of Corporation Finance has not yet accelerated the effective date of the Company's Form 40-F 12(b) registration statement. Accordingly, we halted trading of the Security on September 20, 2021. We also hereby withdraw our earlier certification of approval.

Sincerely,

Eun Ah Choi